OSG	Overseas Shipholding Group Inc.

_____________________________________________________________________________

666 Third Avenue New York, NY 10017 www.osg.com	Tel: 212 578 1839 Fax: 212 251 1170 E-mail: mitkin@osg.com	Myles R. Itkin Executive Vice President, Chief Financial Officer & Treasurer

June 19, 2007

Ms. Linda Cvrkel, Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, DC 20549

RE:    Overseas Shipholding Group, Inc.
          Form 10-K for the Year Ended December 31, 2006
          File No. 1-6479

Dear Ms. Cvrkel:

We have reviewed your letter to us of June 11, 2007 setting forth staff comments on the Overseas Shipholding Group, Inc. ("OSG" or the "Company") Form 10-K for the year ended December 31, 2006. Based on our review, we respond as follows to the staff comments:

Form 10-K for the year ended December 31, 2006

Item 8. Financial Statements and Supplementary Data
Consolidated Statements of Operations, page 64

SEC Comment
1.

Reference is made to your earnings per share information. In this regard, for each period for which a consolidated statement of operations is presented, please disclose in future filings and provide us with the disclosures outlined in paragraphs 40 and 41 of SFAS No. 128.

OSG Response

We will comply with your request in future filings. A draft of our proposed disclosure provided in accordance with paragraph 40 of SFAS No.128 with respect to the three years ended December 31, 2006 is included on Attachment A. In addition, there were no transactions after December 31, 2006 but before the issuance of the Form 10-K for 2006 that would have changed materially the number of common shares or potential common shares outstanding at December 31, 2006 that would require disclosure in accordance with paragraph 41 of SFAS No.128.

Ms. Linda Cvrkel
June 19, 2007

Note G - Capital Construction Fund

SEC Comment
2.

It appears from your disclosure that you sold all your available-for-sale securities in 2006. In this regard, please disclose in future filings and provide us with the disclosures outlined in paragraphs 21(a) and (b) of
SFAS No. 115.

OSG Response

We will comply with your request in future filings to disclose the proceeds from sales of available-for-sale securities and the gross realized gains that have been included in earnings as a result of these sales. We intend to include such disclosures in the "Other Income" footnote to the consolidated financial statements. We intend to modify the paragraph under the table in such footnote, as follows:

"Proceeds from sales of available-for-sale securities were $543,675,000 (2006),
$438,802,000 (2005) and $392,773,000 (2004). Gross realized gains on such sales that were included in income before federal income taxes in each of the respective periods were $42,497,000 (2006), $15,814,000 (2005) and $6,462,000 (2004).
Gross realized losses on such sales were $6,769,000 (2006), $1,569,000 (2005) and
$2,674,000 (2004)."

We will comply with your request in future filings by including the following disclosure in the "Summary of Significant Accounting Policies" footnote to the consolidated financial statements.

"The Company utilizes a first-in, first-out method to determine the cost of a marketable security sold or the amount reclassified out of accumulated other comprehensive income into earnings."

We direct the staff's attention to the table included in Note Q - Other Income, page 94, which includes the Company's accounting policy for determining gains on sales of securities.

Ms. Linda Cvrkel
June 19, 2007

In connection with responding to the staff's comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you want to discuss any of the matters contained in this letter, please feel free to contact me at (212) 578-1839.

Sincerely,

/s/Myles R. Itkin
Myles R. Itkin
Executive Vice President, Chief Financial Officer
   and Treasurer

Enclosure:   Attachment A

cc:   Morten Arntzen
       Audit Committee
       James I. Edelson
       Jerry L. Miller
       Peter Samuels (Proskauer Rose LLP)
       Timothy Tracy (Ernst & Young LLP)

Attachment A

EARNINGS PER COMMON SHARE

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the exercise of all dilutive stock options and restricted stock units using the treasury stock method. The components of the calculation of basic earnings per share and diluted earnings per share are as follows:
	Year ended December 31,
	------------------------------------------------------------
	2006	2005	2004
	------------------	------------------	------------------
Net income	$392,660,000	$464,829,000	$401,236,000
	==========	==========	==========

Common shares outstanding, basic:
Weighted average shares outstanding, basic	39,515,300	39,444,059	39,113,040
	==========	==========	==========

Common shares outstanding, diluted:
Weighted average shares outstanding, basic	39,515,300	39,444,059	39,113,040
Dilutive equity awards	70,735	62,283	63,213
	-----------------	-----------------	------------------

Weighted average shares outstanding, diluted	39,586,035	39,506,332	39,176,253
	==========	==========	===========

For the years ended December 31, 2006 and 2005, the anti-dilutive effects of equity awards that were excluded from the calculation of diluted earnings per share were not material. For the year ended December 31, 2004, no equity awards were considered to be anti-dilutive.